UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RBX Corporation
(Name of Issuer)

Common Stock
(Title of Class Securities)

749280202
(CUSIP Number)

July 12, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[ ]	Rule 13d-1(b)
	[ ]	Rule 13d-1(c)
	[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  749280202.

1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
PPM America Special Investments Fund, L.P.

2.
Check the Appropriate Box if a Member of a Group (See Instructions)
(a)  [ ]
(b)  [ ]

3.
SEC Use Only

4.
Citizenship or Place of Organization
Delaware

5.
Sole Voting Power
None

6.
Shared Voting Power
85,975 shares

7.
Sole Dispositive Power
None

8.
Shared Dispositive Power
85,975 shares

9.
Aggregate Amount Beneficially Owned by Each Reporting Person
85,975 shares

10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
Not Applicable

11.
Percent of Class Represented by Amount in Row (9)
8.60%

12.
Type of Reporting Person (See Instructions)
PN

CUSIP No.  749280202.

1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
PPM America Fund Management GP, Inc.

2.
Check the Appropriate Box if a Member of a Group (See Instructions)
(a)  [ ]
(b)  [ ]

3.
SEC Use Only

4.
Citizenship or Place of Organization
Delaware

5.
Sole Voting Power
None

6.
Shared Voting Power
85,975 shares (1)

7.
Sole Dispositive Power
None

8.
Shared Dispositive Power
85,975 shares (1)

9.
Aggregate Amount Beneficially Owned by Each Reporting Person
85,975 shares (1)

10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
Not Applicable

11.
Percent of Class Represented by Amount in Row (9)
8.60%

12.
Type of Reporting Person (See Instructions)
CO

(1) All of the shares of RBX Corporation common stock covered by this report are owned beneficially by PPM America Special Investments Fund,

CUSIP No.  749280202.


L.P. ("SIF I"), and none are owned directly or indirectly by PPM America Fund Management GP, Inc. ("SIF I GP"). SIF I GP is the general partner of SIF I. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that SIF I GP is the beneficial owner of any of the securities covered by this statement.

1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
PPM America Special Investments CBO II, L.P.

2.
Check the Appropriate Box if a Member of a Group (See Instructions)
(a)  [ ]
(b)  [ ]

3.
SEC Use Only

4.
Citizenship or Place of Organization
Delaware

5.
Sole Voting Power
None

6.
Shared Voting Power
108,300 shares

7.
Sole Dispositive Power
None

8.
Shared Dispositive Power
108,300 shares

9.
Aggregate Amount Beneficially Owned by Each Reporting Person
108,300 shares

10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
Not Applicable

11.
Percent of Class Represented by Amount in Row (9)
10.83%

CUSIP No.  749280202.


12.
Type of Reporting Person (See Instructions)
PN


1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
PPM America CBO II Management Company

2.
Check the Appropriate Box if a Member of a Group (See Instructions)
(a)  [ ]
(b)  [ ]

3.
SEC Use Only

4.
Citizenship or Place of Organization
Delaware

5.
Sole Voting Power
None

6.
Shared Voting Power
108,300 shares (2)

7.
Sole Dispositive Power
None

8.
Shared Dispositive Power
108,300 shares (2)

9.
Aggregate Amount Beneficially Owned by Each Reporting Person
108,300 shares (2)

10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
Not Applicable

11.
Percent of Class Represented by Amount in Row (9)
10.83%

CUSIP No.  749280202.

12.
Type of Reporting Person (See Instructions)
PN

(2) All of the shares of RBX Corporation common stock covered by this report are owned beneficially by PPM America Special Investments
CBO II, L.P. ("CBO II"), and none are owned directly or indirectly by PPM America CBO II Management Company ("CBO II GP"). CBO II GP is the general partner of CBO II. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that CBO II GP is the beneficial owner of any of the securities covered by this statement.


1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
PPM MGP (Bermuda), Ltd.

2.
Check the Appropriate Box if a Member of a Group (See Instructions)
(a)  [ ]
(b)  [ ]

3.
SEC Use Only

4.
Citizenship or Place of Organization
Bermuda

5.
Sole Voting Power
None

6.
Shared Voting Power
108,300 shares (3)

7.
Sole Dispositive Power
None

8.
Shared Dispositive Power
108,300 shares (3)

9.
Aggregate Amount Beneficially Owned by Each Reporting Person
108,300 shares (3)

10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable

CUSIP No.  749280202.

11.
Percent of Class Represented by Amount in Row (9)
10.83%

12.
Type of Reporting Person (See Instructions)
CO

(3) All of the shares of RBX Corporation common stock covered by this report are owned beneficially by CBO II, and none of such securities are owned directly or indirectly by PPM MGP (Bermuda), Ltd. PPM MGP (Bermuda), Ltd. is the managing general partner of CBO II GP. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that PPM MGP (Bermuda), Ltd. is the beneficial owner of any of the securities owned beneficially by CBO II.


1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
PPM America, Inc.

2.
Check the Appropriate Box if a Member of a Group (See Instructions)
(a)  [ ]
(b)  [ ]

3.
SEC Use Only

4.
Citizenship or Place of Organization
Delaware

5.
Sole Voting Power
None

6.
Shared Voting Power
194,275 shares (4)

7.
Sole Dispositive Power
None

8.
Shared Dispositive Power
194,275 shares (4)

9.
Aggregate Amount Beneficially Owned by Each Reporting Person
194,275 shares (4)

CUSIP No.  749280202.

10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
Not Applicable

11.
Percent of Class Represented by Amount in Row (9)
19.43%

12.
Type of Reporting Person (See Instructions)
CO

(4) All of the shares of RBX Corporation common stock covered by this report are owned beneficially by SIF I and CBO II, and none of such securities are owned directly or indirectly by PPM America, Inc.
PPM America, Inc. is the investment manager/adviser of each of SIF I and CBO II. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that PPM America, Inc. is the beneficial owner of any of the securities owned beneficially by SIF I and CBO II.


1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
PPM Holdings, Inc.

2.
Check the Appropriate Box if a Member of a Group (See Instructions)
(a)  [ ]
(b)  [ ]

3.
SEC Use Only

4.
Citizenship or Place of Organization
Delaware

5.
Sole Voting Power
None

6.
Shared Voting Power
194,275 shares (5)

7.
Sole Dispositive Power
None

CUSIP No.  749280202.


8.
Shared Dispositive Power
194,275 shares (5)

9.
Aggregate Amount Beneficially Owned by Each Reporting Person
194,275 shares (5)

10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
Not Applicable

11.
Percent of Class Represented by Amount in Row (9)
19.43%

12.
Type of Reporting Person (See Instructions)
CO

5) All of the shares of RBX Corporation common stock covered by this report are owned beneficially by SIF I and CBO II. Each of PPM America, Inc., PPM MGP (Bermuda), Ltd., SIF I GP and CBO II GP are subsidiaries of PPM Holdings, Inc. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that PPM Holdings, Inc. is the beneficial owner of any of the securities covered by this statement.


Item 1.

(a) Name of Issuer:
RBX Corporation

(b) Address of Issuer's Principal Executive Offices:
5221 Valley Park Drive
Roanoke, Virginia 24019

Item 2(a).	Name of Person Filing:
(1)	PPM America Special Investments Fund, L.P., a Delaware limited partnership
("SIF I")
(2)	PPM America Fund Management GP, Inc., a Delaware corporation ("SIF I GP")
(3)	PPM America Special Investments CBO II, L.P., a Delaware limited
	partnership	("CBO II")
(4)	PPM America CBO II Management Company, a Delaware general partnership
("CBO II GP")
(5)	PPM MGP (Bermuda), Ltd., a Bermuda corporation ("PPM Bermuda")
(6)	PPM America, Inc., a Delaware corporation ("PPM America")
(7)	PPM Holdings, Inc., a Delaware corporation ("Holdings")

Collectively referred to hereinafter as the "Reporting Persons."

CUSIP No.  749280202.


The common stock covered by this report was acquired pursuant a Plan of Reorganization entered under the Bankruptcy Act (the "Plan") and completed by RBX Corporation on August 27, 2001. On July 12, 2002, the RBX Corporation's registration under Section 12(g) of the Securities Exchange Act of 1934, as amended, became effective. This Schedule 13G assumes RBX Corporation has issued and outstanding 1,000,000 shares as reported in its registration statement on Form S-1, which also become effective July 12, 2002.
PPM America and PPM Bermuda are each 100% owned by Holdings. Holdings' sole stockholder is Brooke Holdings, Inc., a Delaware corporation, the voting common stock of which is wholly owned by Brooke Holdings (UK) Limited, a UK private company ("BHUK"). BHUK is 100% owned by Holborn Delaware Corporation, a Delaware corporation ("Holborn"). The stockholders of Holborn are Prudential One Limited ("POL") (80%), Prudential Two Limited (10%) and Prudential Three Limited (10%), each UK private companies. The sole stockholder of POL is Prudential Corporation Holdings Limited ("Prudential Holdings"), a UK private company. Prudential plc, a UK public limited company ("Prudential"), is the sole shareholder of Prudential Holdings and the ultimate parent of PPM America. The principal business of Prudential is acting as a holding company for ownership interests in a variety of entities engaged in financial services, which includes certain distinct specialized business units that are independently operated, including that of Holdings and its subsidiaries. Prudential, for purposes of the federal securities laws, ultimately controls Holdings and its subsidiaries. Prudential, its executive officers and directors, and its direct and indirect subsidiaries (including all of its business units except that consisting of Holdings and its subsidiaries), may beneficially own securities of RBX Corporation. With respect to the securities of some issuers, PPM America serves as investment adviser to certain Prudential subsidiaries, and in such cases, PPM America includes such Prudential subsidiaries' beneficial ownership of such securities with its own when required to report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended. Where PPM America does not advise a Prudential subsidiary with respect to securities of an issuer, as is the case with the securities of RBX Corporation, Holdings and its subsidiaries disclaim beneficial ownership of such securities, if any, beneficially owned by Prudential, its executive officers and directors, and those direct and indirect subsidiaries of Prudential as to which PPM America does not provide advice (including all of Prudential's other business units except that consisting of Holdings, its subsidiaries and those Prudential subsidiaries advised by PPM America) in reliance on Exchange Act Release No. 34-39538 (January 12, 1998) due to the separate management and independent operation of the Reporting Persons.Item 2.

CUSIP No.  749280202.


(b) Address of Principal Business Office or, if none, Residence:
	The address for SIF I, SIF I GP, CBO II, and CBO II GP is:
	225 West Wacker Drive, Suite 975
	Chicago, Illinois 60606

	The address for PPM America and Holdings is:
	225 West Wacker Drive, Suite 1200
	Chicago, Illinois 60606

	The address for PPM Bermuda is:
	Clarendon House
	2 Church Street
	Hamilton HM 11
	Bermuda

(c) Citizenship:
All of the Reporting Persons other than PPM Bermuda are organized under the laws of the State of Delaware. PPM Bermuda is organized under the laws of Bermuda.

(d) Title of Class of Securities:
Common Stock, $0.001 par value

(e) CUSIP Number:
749280202

Item 3.	Type of Person:
Not applicable

Item 4.	Ownership

(a)-(b) Amount beneficially owned and percent of class:

	SIF I		85,975	8.60
	SIF I GP	85,975	8.60
	CBO II	108,300	10.83
	CBO II GP	108,300	10.83
	PPM Bermuda	108,300	10.83
	PPM America	194,275	19.43
	Holdings	194,275	19.43



(c)	Number of shares as to which the person has:

			Sole		Shared	Sole		Shared
			Voting	Voting	Dispositive	Dispositive
	SIF I		0		85,975	0		85,975
	SIF I GP	0		85,975	0		85,975
	CBO II	0		108,300	0		108,300
	CBO II GP	0		108,300	0		108,300
	PPM Bermuda	0		108,300	0		108,300

CUSIP No.  749280202.


	PPM America	0		194,275	0		194,275
	Holdings	0		194,275	0		194,275

Item 5.	Ownership of Five Percent or Less of a Class

		Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

		Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
	 	the Security Being Reported on By the Parent Holding Company

		Not applicable.

Item 8.	Identification and Classification of Members of the Group

		Not Applicable.

Item 9.	Notice of Dissolution of Group

		Not applicable.

Item 10.	Certification:

		Not applicable.

CUSIP No.  749280202.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



April 9, 2003
Date

PPM America Special Investments Fund, L.P.
	By:  PPM America, Inc.
	As Attorney-in-Fact
	Brian Schinderle
	Senior Managing Director

PPM America Fund Management GP, Inc.
	Brian Schinderle
	Senior Vice President

PPM America CBO II Management Company
	By:  PPM MGP (Bermuda), Ltd.
	Its:	Managing General Partner
	Brian Schinderle
	Senior Vice President

PPM America Special Investments CBO II, L.P.
	By: PPM America, Inc.
	As Attorney-in-Fact
	Brian Schinderle
	Senior Managing Director

PPM America, Inc.
	Brian Schinderle
	Senior Managing Director

PPM MGP (Bermuda), Ltd.
	Brian Schinderle
	Senior Vice President

PPM Holdings, Inc.
	Mark Mandich
	Chief Operating Officer and Executive Vice President

CUSIP No.  749280202.


EXHIBIT A
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of the Schedule 13G relating to the securities of RBX Corporation (including the joint filing of all amendments thereto) and agree to the attachment of a copy of this joint filing agreement to such filing. This Agreement may be executed in one or more counterparts, each of which shall be considered an original counterpart, and shall become a binding agreement when each of the parties designated as signatories shall have executed one counterpart.
Dated:	April 9, 2003

PPM AMERICA SPECIAL INVESTMENTS
FUND, L.P.
By:  PPM America, Inc.
As Attorney-in-Fact

By:
Brian Schinderle
Senior Managing Director

PPM AMERICA SPECIAL INVESTMENTS
CBO II, L.P.
By:  PPM America, Inc.
As Attorney-in-Fact

By:
Brian Schinderle
Senior Managing Director
PPM AMERICA FUND MANAGEMENT
GP, INC.

By:
Brian Schinderle
Senior Vice President

PPM AMERICA, INC.

By:
Brian Schinderle
Senior Managing Director
PPM AMERICA CBO II MANAGEMENT
COMPANY

By:	PPM MGP (Bermuda), Ltd.
Its:	 Managing General Partner

By:
Brian Schinderle
Senior Vice President

CUSIP No.  749280202.


PPM MGP (BERMUDA), LTD.

By:
Brian Schinderle
Senior Vice President

PPM HOLDINGS, INC.

By:
Mark Mandich
Chief Operating Officer and Executive Vice
President